Exhibit (a)(1)(N)
Sent:
From:
To:
Subject: Pinnacle Entertainment, Inc. Stock Option Exchange Program Announcement of Exercise Price
The Offer to exchange your Eligible Options for New Options expires today, September 9, 2011 at 11:00 p.m. Eastern time. As previously announced, the exercise price for the New Options will be the closing price of our shares of common stock as reported by the New York Stock Exchange on the date of expiration of the Offer (today).
The closing price of our shares of common stock as reported by the New York Stock Exchange today was $  _____  , which will be the exercise price for your New Options if you have elected or will elect to exchange your Eligible Options for New Options.
The final deadline to submit your final Election Form is today, September 9, 2011, at 11:00 p.m. Eastern time. There are no exceptions to this deadline. If you wish to submit, change or withdraw your election, please submit another paper Election Form included with your Offer packet furnished on August 11, 2011 before 11:00 p.m. Eastern time today. If you would like to request additional copies of the Election Form, email stockoptionexchangeprogram@pnkinc.com or call our Legal Department at 1-877-764-8748.
Your participation in the exchange program is completely voluntary. You are not obligated to participate in the exchange program. Any options you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.
Capitalized words used but not defined herein have the respective meanings set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options.
If you have any questions about the exchange program, please call our Legal Department at 1-877-764-8748 or email stockoptionexchangeprogram@pnkinc.com or, after the program ends, stockoptionexchangeprogram@pnkinc.com.
Regards,